Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated March 8, 2013 that is being mailed to participants in Empire State Building Associates L.L.C. (“ESBA”) with respect to overage rent payments to ESBA and distributions out of overage rent payments to participants in ESBA.

March 8, 2013

TO PARTICIPANTS IN EMPIRE STATE BUILDING ASSOCIATES L.L.C. (“Associates”):

We enclose the annual statement of operations under the sublease for the year 2012. Through the agreement of the Helmsley Estate and Peter Malkin, we recently drew down additionally against the credit line consented to by Associates to allow expenditures in excess of cash flow on the property for the Empire State Building Company’s (“Lessee”) improvement program and leasing costs.

The operating lease provides for the payment of additional rent to Associates equal to 50% of the profit in excess of $1,000,000 earned by Associates’ operating lessee, Empire State Building Company L.L.C. The profit for 2012 was $49,398,736, so that Lessee paid additional rent of $24,199,368. The overage rent was made possible through borrowing against certain improvement and leasing costs.

From the additional rent of $24,199,368 for 2012, $10,099,368 was set-aside for i) debt service on the portion of the mortgage attributable to the purchase of the fee position in 2002; ii) costs relating to the proposed consolidation of the Empire State Building and other entities into Empire State Realty Trust, Inc., a newly formed real estate investment trust, and the initial public offering of Class A common stock of Empire State Realty Trust, Inc.; iii) supervisory fees; iv) accounting fees; and v) general contingencies. The balance of $14,100,000 was available for distribution. In accord with Associates’ organizational documents, 6% of any additional distribution is paid to Malkin Holdings LLC. Therefore, $846,000 was paid to Malkin Holdings and the balance of $13,254,000 is being distributed to investors today.

The profit for 2011 was $58,560,898, so that Lessee paid additional rent of $28,780,449. From additional rent of $28,780,449 for 2011, $10,330,449 was set-aside for Associates’ requirements and reserves and the balance of $18,450,000 was available for distribution for 2011.

Associates has incurred approximately $18,900,000 towards the proposed consolidation and IPO through December 31, 2012. As set forth in the prospectus/consent solicitation statement, if the proposed consolidation and IPO are concluded, proceeds of the IPO will fund a special distribution to Participants from a reimbursement of all Associates’ advances, along with a one time distribution of reserves. There will be an additional distribution of proceeds from the class action law suit settlement. None of these payments will be made if the proposed consolidation and IPO are not concluded.

As you were previously advised, on July 26, 2011, Associates closed on a new mortgage line, initially up to $235 million and subsequently increased to up to $500 million to fund operations, improvements, and other purposes of Associates, provided by a group of lenders led by HSBC Bank USA with an initial advance of $159 million applied to the existing first and second mortgage loans aggregating $92 million and costs of the refinancing totaling approximately $10 million. In 2012, $60 million was drawn for improvements and so far this year, an additional $50 million was drawn for improvements. Borrowings are interest only at 2.5% per annum above 30-day LIBOR, adjusted monthly, so that the total rate is currently 2.70% per annum. The loan matures on June 30, 2014 and may be extended to June 30, 2016.

Participants in Associates have authorized borrowing of up to 50% of the appraised value of the property subject to the mortgage, and the lenders have agreed to increase the available credit to $500 million (as described above). However, Company must authorize borrowing above the current debt level and to do so, each additional borrowing must be individually approved by the Helmsley Estate and Peter Malkin. There is no certainty that Company will approve additional borrowings under the mortgage. If it does not, there may be reductions or cessation of overage rent for an undetermined period, or Company may either defer or not make such expenditures. Decisions as to whether to use cash flow or financing are made by Company from time to time, and no decision has been made by the operating lessee.

Participants in Associates who purchase tickets to the Observatory are given the courtesy of the front of the Observatory line admission if they make advance arrangements. In order to take advantage of this privilege, Participants must purchase tickets from the Empire State Building website at www.esbnyc.com before a visit, and call Colleen Meagher of Malkin Holdings at (212) 850-2696 to request by mail a “front of the line” card to present with your paid ticket(s) upon arrival at the Observatory. This can only be arranged in advance between the participant and the Malkin Holdings’ office, not on the day of a visit nor at the Empire State Building.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

MALKIN HOLDINGS LLC

By:	Mark Labell
Senior Vice President, Finance

ML/fm

Encs.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

EMPIRE STATE BUILDING COMPANY L.L.C.

STATEMENT OF INCOME AND EXPENSE

Year Ended December 31, 2012

Total Revenue	$209,716,482

Operating Expenses:
Basic rent expense	10,227,898
Real estate taxes	26,340,502
Payroll and related costs	37,858,087
Tenants’ and building alterations, repairs and maintenance	39,489,579
Utilities	12,717,984
Supervisory fees	600,452
Professional fees and leasing costs	14,500,954
Insurance	7,239,713
Advertising	4,902,996
Cleaning	2,862,838
Administrative	3,576,744

Total Operating Expenses	160,317,747

Net Operating Profit	$49,398,735

Overage Rent, 50% of Net Operating Profit in Excess of $1,000,000	$24,199,368